Exhibit 4.1

AMENDED AND RESTATED TECHNOLOGY LICENCE AGREEMENT

THIS AMENDED AND RESTATED TECHNOLOGY LICENCE AGREEMENT is made as of May 16, 2011

BETWEEN:

SUNNYBROOK HEALTH SCIENCES CENTRE, with offices located at 2075 Bayview Avenue in Toronto, Ontario (the “Licensor”)

- and -

PROFOUND MEDICAL INC., a company governed by the laws of the Province of Ontario (the “Licensee”)

RECITALS:

A.	The Inventors, while employed by Licensor, have made inventions, as described in the patent applications and disclosures listed on Schedules B and C hereto (collectively, the “Inventions”);

B.	Each of the Inventors has assigned all of his respective right, title and interest in the Inventions to Licensor;

C.	Licensor has filed or is filing patent applications for such Inventions, as listed and described in Schedules B and C;

D.	Licensee wishes to commercialize, develop, manufacture, market, distribute and sell Products which may be derived in whole or in part from the practice of the Technology and, therefore, desires to obtain a licence from Licensor for rights to the Technology in the Field of Use;

E.	Licensor is willing to grant Licensee such licence upon the terms and conditions in this Agreement;

F.	The Licensor and Licensee entered into a technology licence agreement dated June 16, 2008, as amended March 22, 2010 (the “Original Technology Licence Agreement”);

G.	Licensee wishes to complete a financing through the issuance of preferred shares (the “Financing”);

H.	A shareholders meeting has been called to amend the constating documents of Licensee in satisfaction of a condition of the Financing and Licensor has agreed to support and vote in favour of the amendment to those constating documents and otherwise to support that preferred share financing transaction; and

I.	In connection with the Financing the parties have agreed to amend and restate the Original Technology Licence Agreement as set forth in this Agreement, the terms of which shall supersede any and all licence agreements between the Licensor and Licensee, including the Original Technology Licence Agreement.

NOW THEREFORE, in consideration of the mutual premises set forth herein (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1	The following capitalized terms, and other capitalized terms defined elsewhere in this Agreement, will have the meanings ascribed thereto wherever used in this Agreement:

(a)	“Acceptance Period” has the meaning set forth in Section 4.1.

(b)	“Affiliate” means any legal entity (such as a corporation, partnership or limited liability company) that controls, is controlled by or is under common control with a Party hereto. The term “control” means the ability to direct the management and policies of said entity, whether through ownership of equity, by contract or otherwise.

(c)	“Agreement” means this agreement and all schedules attached hereto, as the same may be amended from time to time.

(d)	“Business Day” means any day other than a Saturday, Sunday or a day which is a statutory or civic holiday in Toronto, Ontario.

(e)	“Buy Out IP” has the meaning set forth in Section 8.3.

(f)	“Buy Out Milestones” means the milestones set out in Part 1 of Schedule D.

(g)	“Calendar Quarter” means the following periods of time for each year that this Agreement is in effect: January 1st through March 31st (1st Calendar Quarter); April lst through June 30th (2nd Calendar Quarter); July 1st through September 30th (3rd Calendar Quarter); and October 1st through December 31st (4th Calendar Quarter).

(h)	“Confidential Information” means any business, marketing, technical, scientific or other information disclosed by either Party which, at the time of disclosure, is designated as confidential (or like designation), is disclosed in circumstances of confidence, or would be understood by the Parties, upon exercising reasonable business judgment, to be confidential. Confidential Information includes, without limitation, all technical information, all design documentation and all implementation details relating to the Technology, and all Licensee Updates, and all Licensor Updates and all Trade Secrets.

(i)	“Copyright” means the rights prescribed in the Copyright Act (Canada), including those copyright registrations and applications relating to the Technology identified in Schedules B and C.

(j)	“Effective Date” means June 16, 2008.

(k)	“End User” means an individual, body corporate, unincorporated organization or any other entity recognized by law to whom or to which, as the case may be, Products are sold or otherwise transferred.

(l)	“Fees” means all amounts payable to Licensor under this Agreement for the sale of Products and Services.

(m)	“Field of Use” means MRI-guided trans-urethral ultrasound therapy throughout the world.

(n)	“Intellectual Property Rights” means all Patents, Copyrights, trade-names and other intellectual property rights relating to the Technology, whether registered or not, owned by or licensed to Licensor, including any and all proprietary rights provided under patent law, copyright law, trademark law or any other statutory provision or applicable common law principles which may provide a right in either ideas, formulae, algorithms, concepts, inventions or know-how relating to the Technology, including Trade Secrets, or the expression or use thereof.

(o)	“Inventors” means, collectively, Michael Bronskill, Rajiv Chopra, Kee Tang and Mathieu Burtynk and “Inventor” means any one of them.

(p)	“Know-how” means any and all trade secrets, technical expertise, knowledge, confidential information and know-how, whether patentable or unpatentable, relating to the Technology and/or the Inventions, whether in written, machine readable, drawing or oral form, including, without limitation, all technical information, raw material data, product specifications, processes and designs, operating and production data, calculations, computer programs, instructions and techniques, quality control, and other standards and drawings relating thereto developed by an Inventor and which exists as at the Effective Date.

(q)	“Licensee Updates” means any update, correction, improvement, enhancement or modification of the Technology created, produced or developed by the Licensee (without the active participation of Licensor personnel) in the Field of Use during the Term.

(r)	“Licensor Updates” means any update, correction, improvement, enhancement or modification of the Technology created, produced or developed by the Inventors (or any of them) or Licensor in the Field of Use during the Term.

(s)	“Milestones” means the milestones set out in Part 2 of Schedule D.

(t)	“Notice of Offer” has the meaning set forth in Section 4.1.

(u)	“Party” means either Licensee or Licensor, and “Parties” means both of them, collectively.

(v)	“Patents” means the patents, patent applications and patent disclosures listed on Schedules B and C and any continuations, continuations in part, divisionals, reissues, re-examinations, renewals or extensions of such foregoing patents and patent applications and any patents which may issue on, from or as a result of any of the foregoing. For greater clarity, Patents does not include patented Licensor Updates or patented Licensee Updates.

(w)	“Person” means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a natural person in his or her capacity as trustee, executor, administrator or other legal representative.

(x)	“Prime Rate” means the published prime rate of interest per annum that the Royal Bank of Canada offers to its most credit-worthy commercial customers for Canadian dollar loans, adjusted monthly on the last business day of each month that any amount remains outstanding hereunder.

(y)	“Product” means any product derived from the Technology or that results from practising or using the Technology, in whole or in part.

(z)	“Service” means any service to Third Parties, not provided for free, that is provided by using the Technology, by using a Product or that relates to a Product.

(aa)	“Sponsored Research Agreement” means any sponsored research agreement entered into between Licensor and Licensee with respect to the Technology, including the Sponsored Research Agreement entered into between the Parties as of the Effective Date.

(bb)	“Technology” means: (i) all existing technology relating to the Field of Use that is described and claimed in the Patents and possessed as at the Effective Date by Licensor that is not (other than as contained in any patent application or patent disclosure) presently available to the public by publication, and (ii) all Know-How and all Intellectual Property Rights relating to such existing technology.

(cc)	“Term” has the meaning set forth in Section 13.1.

(dd)	“Third Party” means a Person who deals with a Party to this Agreement at arm’s length, which for these purposes has the meaning that it has for purposes of the Income Tax Act (Canada), as in effect on the Effective Date.

(ee)	“Trade Secrets” means information and/or knowledge which derives economic value, actual or potential, from not being generally known to, or readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and which is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(ff)	“Update Interest” has the meaning set forth in Section 4.1.

ARTICLE 2

LICENCE

2.1	Grant of Licences. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee and Licensee hereby accepts an exclusive, royalty-free, worldwide right and licence under the Intellectual Property Rights to use the Technology in the Field of Use, with no right to sublicense except as specifically provided in this Section 2.1:

(a)	to use, copy, display, create derivative works of and integrate the Technology and any such derivative works into the Products and otherwise to use, copy and practice the Technology (including making Licensee Updates and other improvements to the Technology);

(b)	to engage contractors and collaborators to (i) market and sell the Products and (ii) reproduce, develop and make components and any parts thereof incorporated into any Products;

(c)	to make any Licensee Updates and derivative works thereof, and incorporate Licensee Updates and any such derivative works into the Products, provided that: (i) Licensee provides notification to Licensor of such Licensee Updates, and (ii) Licensee grants Licensor the licence described in Section 3.2(b);

(d)	to make, have made, use, lease, sell, offer for sale and import Products and to make, have made, use, copy, display, sell and distribute Technology (solely for the purpose to be incorporated into Products) to End Users as components of other products intended for Sale to End Users;

(e)	to sell any Service(s); and

(f)	to provide technical support to End Users; and

(g)	to grant sub-licences of all rights set out above and to disclose Confidential Information to sub-licensees, provided that sub-licensees are: (i), with respect to Licensee, a Third Party (ii) bound by terms and conditions no less onerous than set forth in this Agreement (it being understood that no further amount shall be payable to Licensor or the Inventors in connection with any such sub-licence), provided that Licensee shall provide at least five (5) days prior written notice to Licensor of Licensee’s intent to enter into any such sub-license.

2.2	Prohibited Uses. Licensee may not provide the Technology to any Third Party without Licensor’s prior written permission, except as expressly provided in this Agreement.

2.3	Validity. Licensee agrees that, during the Term, it will not, either directly or indirectly, challenge the validity of the Technology and any Intellectual Property Rights associated therewith, including any patents issuing in relation to Licensor Updates, or the ownership rights of Licensor in the Technology or Licensor Updates, and shall not assist any person or entity to do so, provided such obligations are not contrary to law, in which case this Section shall be read down only as necessary to make the obligation valid and enforceable.

2.4	Retained Rights. Subject to the provisions set forth in Section 2.5, Licensor expressly reserves from the licence rights granted above:

(a)	the right of Licensor to publish or disclose research results arising from performance of the Technology; and

(b)	the right to use any and all of the Patents and Technology for the purpose of non-commercial research and teaching, educational and administrative purposes.

provided that Licensor Updates that result from such research are subject to the right of first refusal set out in Section 4.1 and the obligation to disclose set out in Section 3.2(b).

2.5	Publications.

(a)	Each Party (the “First Party”) will provide a copy of any proposed publication or disclosure related to the Technology to the other Party for its review at least thirty (30) days before submission for publication or disclosure.

(b)	Upon the other Party’s written request, to be delivered to the First Party within twenty (20) days of the other Party’s receipt of such proposed publication or disclosure, the First Party will, at the other Party’s Sole option: (i) delay publication up to sixty (60) additional days to enable the other Party to secure intellectual property protection of any intellectual property that would be publicly disclosed by such publication, and/or (ii) delete any Confidential Information provided by the other Party from the manuscript or proposed disclosure.

(c)	Licensor agrees to acknowledge the support of Licensee in all publications and disclosure related to the Technology that have been funded by Licensee under the Sponsored Research Agreement, unless otherwise agreed in writing by the Parties.

2.6	Know-how.

Licensor shall give to Licensee a copy of all relevant Know-how that has been reduced to written form, including all Patents, together with all documentation that is reasonably necessary for understanding the Technology, to the extent that it exists and is within the control of Licensor or any of the Inventors, along with oral explanations of the Know-how and of unwritten Confidential Information.

ARTICLE 3

OWNERSHIP

3.1	Ownership of Technology.

(a)	Except for the rights expressly granted under this Agreement, all right, title and interest in and to the Technology and Licensor Updates, including the Technology incorporated in the Products, are and shall at all times remain the property of Licensor, the entity from whom the Licensor has licensed such Technology or any permitted transferee to whom the Technology has been transferred.

(b)	Except for the rights expressly granted under this Agreement, all right, title and interest in and to the Licensee Updates are and shall at all times remain the property of Licensee.

3.2	Ownership of Improvements.

(a)	If Licensor receives from any third party (the “Third Party”) a bona fide written offer (the “Third Party Offer”) with respect to a Licensor Update or if Licensor (or any Inventor) proposes to in any other way take any steps to commercialise any Licensor Update, then Licensor shall, except as provided otherwise in Section 3.2(e), promptly inform Licensee and Licensee shall have a right of first refusal to obtain an exclusive licence to use such Licensor Update in accordance with Article 4. Any disclosure of Licensor Updates shall constitute Licensor’s Confidential Information and be treated in strict confidence by Licensee in accordance with Article 11. For greater clarity, “steps to commercialise” does not include actions to obtain intellectual property rights with respect to any Licensor Update in the absence of any Third Party Offer with respect to such Licensor Update.

(b)	Within 10 days of the end of each calendar year during the Term, Licensor shall disclose (on a confidential basis) to Licensee all Licensor Updates (if any) that were generated during the twelve (12) months preceding the end of such calendar year.

(c)	Within 10 days of the end of each year during the Term, Licensee shall disclose (on a confidential basis) to Licensor all Licensee Updates (if any) that were generated during the twelve (12) months preceding the end of such calendar year and Licensee shall provide to Licensor a licence, without cost, to use all such Licensee Updates exclusively for the purposes set out in Section 2.4(b), on the same terms and conditions as set out therein, and Licensee Updates shall be deemed to form part of the Technology for the purposes of Section 2.4(b).

(d)	Where Licensee exercises its Right of First Refusal in accordance with Article 4, Licensee shall have the right (and Licensor, for greater certainty, shall have no obligation) to file patent applications on any such Licensor Updates, provided that Licensee agrees to pay for all expenses associated with the filing and prosecution of such patent applications. If Licensee elects not to file patent applications for such additions or changes, Licensor shall have the right to apply for patents at its own expense. It is understood that Licensor shall not be obligated to undertake responsibility with respect to any such additions or changes unless it elects to do so.

(e)	Notwithstanding Subsections 3.2(a), (b), (c) and (d), any Licensee Updates or Licensor Updates to the Technology which qualify as New Intellectual Property under the terms of the Sponsored Research Agreement shall be treated in accordance with the provisions of such research agreement.

3.3	Reservation of Rights. Licensor reserves all rights not expressly granted in this Agreement, and nothing in this Agreement, including any grant or reservation of rights set forth herein, shall be construed as implying or giving rise to any implied grant or licence of any right, or as implying any limitation of any reservation of rights, except as expressly set forth in this Agreement.

ARTICLE 4

RIGHT OF FIRST REFUSAL

4.1	Right of First Refusal.

(a)	Licensor may not license, convey, transfer or otherwise grant an interest in or to a Licensor Update (an “Update Interest”) to any person or entity and shall not take any action or proceed in any manner with a view to commercialising any Licensor Update except in accordance with the provisions of this Section 4.1 and pursuant to a Third Party Offer that is subject to the right of first refusal set out in this Section 4.1. For greater clarity, “View to commercialising” does not include actions to obtain intellectual property rights with respect to any Licensor Update in the absence of a Third Party Offer with respect to such Licensor Update.

(b)	If Licensor receives from any Third Party (including without limitation (i) any entity in which Licensor, any Inventor or any member of Licensor’s faculty or staff has any equity or similar interest and (ii) any entity proposed to receive any rights or interest in or to a Licensor Update in connection with a spin-out or similar transaction with respect to a Licensor Update) a Third Party Offer with respect to an Update Interest, Licensor shall only accept such Third Party Offer subject to compliance with the provisions of this Section 4.1. Upon such conditional acceptance, Licensor shall deliver a written notice (the “Notice of Offer”) to Licensee irrevocably offering the Update Interest at the same price and in all other material respects on the same terms and conditions as provided in the Third Party Offer, provided that if the applicable Licensor Update was developed pursuant to a sponsored research or similar agreement, the price in the Notice of Offer shall not include or account for any funding (whether made in the form of cash or otherwise) previously advanced or otherwise made available to Licensor or any Inventor. Licensor shall deliver, with the Notice of Offer, a true copy of the Third Party Offer, The offer contained in the Notice of Offer shall be irrevocable except with the Licensee’s consent and shall be open for acceptance for a period of 30 Business Days after the date upon which the Notice of Offer is received by the Licensee (the “Acceptance Period”).

(c)	Within the Acceptance Period, Licensee may accept the offer contained in the Notice of Offer by delivering to Licensor a written notice to such effect (an “Acceptance Notice”). To permit the practical implementation of this Section 4.11, no Update Interest may be provided by Licensor to any Third Party for consideration other than cash or publicly traded common shares of a corporation with a public float in excess of $250 million, the common shares of which are listed and posted for trading on a recognised North American stock exchange. Where the Third Party Offer contemplates consideration in the form of such publicly traded common shares, then Licensee may, in its Acceptance Notice, specify that it shall pay, on the Same terms and timelines, the cash equivalent of the market price of such shares. For the purposes of this Section 4.1, “market price” shall have the meaning ascribed to such term in Section 1.3 of OSC Rule 62-504 as in effect on May 16, 2011 and where the relevant date for determination of such market price is the date of the Third Party Offer.

(d)	If Licensor does not receive an Acceptance Notice from Licensee within the Acceptance Period confirming its acceptance of the offer contained in the Notice of Offer, Licensee’s right to acquire the Update Interest under this Section 4.1 shall cease as at the end of the Acceptance Period and Licensor may thereafter provide the Update Interest to the Third Party at the price and upon the terms and conditions specified in the Third Party Offer, provided that in any event the agreement with the Third Party is on the same terms as contained in the Third Party Offer.

(e)	Any provision of an Update Interest to a Third Party pursuant to this Section 4.1 must be completed within 60 days following the expiry of the Acceptance Period, failing which the provisions of this Section 4.1 shall again apply to any proposed provision of an Update Interest, and so on from time to time.

ARTICLE 5

PAYMENTS; LEASED PREMISES

5.1	Execution Payments; Leased Premises. Licensee has paid to Licensor $37,500 ($25,000 on December 30, 2009 and 12,500 in February 2010) and agrees to pay to Licensor a further $62,500 (collectively, the “Execution Payments”) on the following dates: $12,500 on April 1, 2010 and $50,000 on June 1, 2010. The Parties acknowledge the lease of Suite 4040, 3080 Yonge Street, Toronto, ON, M4N 3N1 from September 1, 2008 to August 31, 2009 and further acknowledge that there are no outstanding payment obligations in respect thereof. If the Sponsored Research Agreement executed on June 17, 2008, between the Parties, continues to a mutually agreed-upon level beyond June 30, 2010, Licensor will consider extending the payment dates of the unpaid Execution Payments, with any extension to be agreed to by Licensor in writing at least forty-five (45) days prior to the due date. The Lease Term shall not be less than the aggregate Execution Payments divided by the Lease Rate. For greater certainty, Licensor agrees that the location of the rental space described in the Lease Agreement will not change during the Lease Term without Licensee’s prior written consent, such consent not to be unreasonably withheld or delayed. Licensor will provide to Licensee a draft of the lease agreement with respect to such premises (the “Lease Agreement”) within sixty (60) days of the Effective Date. The Execution Payments shall be credited against any payments owing by Licensee to Licensor under the Lease Agreement. If Licensee vacates the rental space provided by Licensor prior to expiry of the Lease Term (in circumstances where Licensor is in full compliance with its obligations under the Lease Agreement), all remaining Execution Payments shall accelerate and immediately become due and payable and Licensor, subject to compliance with the terms of the Lease Agreement, may re-let such premises without deduction against the Execution Payments.

5.2	Milestone Payment. Licensee shall pay to Licensor the amount of Cdn.$250,000 (the “Milestone Payment”) within fifteen (15) days of notification of clearance by the United States Food and Drug Administration (“FDA”) of Licensee’s first Product for sale for human use, including any U.S. 510k or pre-market approval (“PMA”).

5.3	Payment.

The Parties acknowledge that Fees payable within Canada are subject to Harmonized Sales Tax (“HST”). Licensee shall provide to Licensor a statement as to Licensee’s HST status and shall remit such amounts to Licensor as are required under Canadian HST legislation. Licensor is registered to collect HST under registration number 10809 1281 RT0001.

(a)	Licensee shall pay promptly all Fees to Licensor, free and clear of all taxes or other charges, including income taxes except such taxes as Licensee shall be required by law to withhold. Any withholding taxes or like charges which Licensee shall be required by law to withhold on remittance of the Fees shall be deducted from Fees paid to Licensor. Licensee shall furnish Licensor with copies of official receipts for such taxes or other charges. If any currency conversion shall be required in connection with the payment of Fees hereunder, such conversion shall be made quarterly by using the published closing exchange rate (as published by the Bank of Canada) for the purchase of Canadian Dollars for the day preceding the date of payment.

(b)	If Licensee does not pay any amount owing to Licensor within thirty (30) days of such amount becoming due, it shall pay such amount, plus interest calculated at the Prime Rate plus three percent, compounded monthly. The payment of interest shall not be deemed an alternative to the payment of amounts owing on the due date, which payment, shall be deemed to be in default and Licensor may terminate this Agreement as provided in Section 13.4 if Licensee fails to remedy the default within the time period set out therein.

ARTICLE 6

LICENSOR REPRESENTATIONS AND WARRANTIES

6.1	Right and Authority Warranty. Licensor represents and warrants that it has the right and authority to grant the rights and licences granted herein, that it has not previously granted any rights with respect to the Technology or the Intellectual Property Rights that would conflict with the rights granted hereunder and further that each of the Inventors has assigned his respective right, title and interest in and to the Inventions and the Technology to Licensor.

6.2	No Lien on Intellectual Property Rights. Licensor represents and warrants that, to its knowledge, the Technology is not subject to any outstanding order, ruling, decree, court judgment or stipulation by or with any court, arbitrator or administrative agency. Licensor further represents and warrants that it has proceeded with reasonable due diligence prior to filing for the Patents and that, to its actual knowledge, the Technology docs not infringe on any patent or any other intellectual property rights of any Third Party.

6.3	Validity. Nothing in this Agreement shall constitute a representation or warranty by Licensor that any Patent pertaining to the Technology is valid or enforceable in any country.

6.4	Exclusion. Except as expressly otherwise set forth herein or provided by applicable law, any liability of the Parties and their respective directors, officers, employees, agents or advisers for any misrepresentation or other act or omission made or committed in the preparation of this Agreement, but rot included in this Agreement (including any liability in tort, for breach of pre-contractual obligations or under any implied representations and warranties), shall be excluded.

6.5	Inventors. Licensor confirms that, other than as provided below in this Section 6.5, Nicolas Yak and each of the Inventors is currently, and has been since June 17, 2008, a member of Licensor’s faculty and/or staff. Licensor and Licensee confirm and acknowledge that Kee Tang ceased to be a member of Licensor’s faculty and/or staff on October 31, 2008 and that Dr. Bronskill ceased to be a member of Licensor’s faculty and/or staff on June 30, 2009. Each of the Inventors and Nicolas Yak, to the extent that he contributed to the development of Licensor Updates (including Licensor Updates which qualify as New Intellectual Property under the terms of the Sponsored Research Agreement) while a member of Licensor’s faculty and/or staff, assigned to Licensor all of his respective right, title and interest in and to all such Licensor Updates and New Intellectual Property.

ARTICLE 7

LICENSEE WARRANTIES

7.1	Development and Use of Technology.

(a)	Licensee shall diligently proceed with the integration of the Technology into, and the development and manufacture of, Products in order to make them readily available to End Users for sale and use as soon as is commercially reasonable.

(b)	Licensee shall market the Products. All marketing and promotion of Products and decisions with respect thereto shall be made by Licensee in the exercise of its absolute discretion.

(c)	Licensee shall spend sufficient funds on the development and sale of Products to reasonably carry out its obligations hereunder.

(d)	Licensee shall use its commercially reasonable efforts, consistent with reasonable business practices, to perform the Milestones within the established timelines set forth on Schedule D.

(e)	The Parties hereby agree that, upon the written request of either of them, they will enter into good faith discussions with respect to the Milestones to be achieved after January 1, 2014 and, in particular, whether the Milestones remain appropriate in the context of Licensee’s progress and the state of development of the Technology, it being understood that there shall be no change to the Milestones unless each of the Parties agree to such change.

7.2	Reports and Other Deliveries.

(a)	Within forty-five (45) days of each calendar year end, Licensee shall provide Licensor with a written report with respect to the Technology that sets out: (i) the amount of money spent by Licensee on research and development, (ii) the amount of money spent by Licensee on operations, (iii) a summary of technological and clinical progress achieved in the previous calendar year, and (iv) the regulatory status of any Products under development.

(b)	Within forty-five (45) days of the calendar year end in which Products are first sold to an End User, and within forty-five (45) days of each subsequent calendar year end thereafter, Licensee shall provide Licensor with a written report with respect to the Technology that sets out: (i) a summary of all sales and uses, if any, made of Products during the preceding Calendar Quarter, and (ii) the number and dollar amount of sales made during such Calendar Quarter.

(c)	Each written report delivered to Licensor shall include at least the following:

(i)	the number of Products manufactured;

(ii)	the number of Products sold by Licensee;

(iii)	an accounting for all Products used or sold by Licensee.

(d)	Unless otherwise provided under the Sponsored Research Agreement, Licensee shall provide Licensor with two copies of software and documentation for all major releases of Products developed throughout the Term, which deliverables shall constitute Licensee’s Confidential Information and shall be treated in strict confidence by Licensor in accordance with Article 11.

(e)	Within forty-five (45) days of the date of this Amended and Restated Technology Licence Agreement, Licensor will complete filing all remaining disclosure(s) contemplated pursuant to the terms of the Original Technology Licence Agreement, including disclosing all Updates generated since the Effective Date and prior to May 16, 2011, together with such assistance, advice and correspondence contemplated under Sections 8.2(a) and 8.2(b) of the Original Technology License Agreement.

7.3	Books and Records. Licensee shall keep complete, true and accurate books of account containing the particulars that may be necessary for the purpose of showing the amounts payable to Licensor hereunder, which books of account shall be kept at Licensee’s principal place of business or the principal place of business of the appropriate division of Licensee to which this Agreement relates. Upon at least 24 hours advance notice to Licensee and during regular working hours, all applicable books and the supporting data shall be available for inspection by Licensor or its agents, on a confidential basis, not more than once during any calendar year during the term of this Agreement, unless there is a discrepancy of greater than two percent (2%) from the amounts reported under Section 7.2, for the purpose of verifying compliance with this Agreement, provided that any such inspection shall be conducted in a manner that does not unreasonably interfere with Licensee’s normal operations.

7.4	Good Faith. Licensee shall act reasonably and in good faith in all respects regarding the Fees and Milestones, and Licensee shall not participate in any scheme, alliance, partnership or other business arrangement or activity that has the effect of evading or reducing the Fees that would otherwise be payable.

ARTICLE 8

INTELLECTUAL PROPERTY PROSECUTION AND MAINTENANCE

8.1	Patent Fees. Licensee shall pay all future costs and legal fees incurred in the preparation, filing and maintenance of United States patent applications US 2007/0239062 and US 2006/0206105. United States patent US 6,589,174, or any issued patents thereof and any United States patents or patent applications derived from confidential disclosure forms as listed in Schedule C, including any taxes payable with respect thereto. The parties hereby confirm and agree that Licensee has paid to Licensor the amount of Cdn.$50,000 as reimbursement for Licensor’s work and expenses incurred in connection with the Patents.

8.2	Filings.

(a)	Licensee shall, as between Licensor and Licensee, be responsible for filing, prosecuting and maintaining the Patents and any subsequent patent applications relating to the Technology under this Agreement. Licensee shall use reasonable efforts to obtain such patents and shall not allow such patents to lapse for failure to comply with maintenance obligations. Licensor shall provide to Licensee all such assistance, at Licensee’s cost and expense, as Licensee may reasonably request in connection with Licensee’s efforts to obtain and maintain such patents. Licensee shall consult with Licensor (whose consent shall not be required) in order to determine in which countries other than the United States to pursue any patent applications relating to the Technology, provided that, if Licensee elects not to pursue a patent application in any country, Licensor shall be entitled to do so and (i) Licensee’s license for the Technology for such jurisdiction shall promptly terminate; (ii) Licensor may license the Technology to a Third Party in such jurisdiction; and (iii) Licensee shall provide such assistance to Licensor, at Licensor’s cost and expense, in this regard as Licensor may reasonably request.

(b)	Licensee will keep Licensor reasonably advised of the progress of prosecution and of any actions Licensee proposes to take or has taken in connection with the prosecution or maintenance of the Patents or any patent application included in the definition of Patents. Licensee will provide Licensor with copies of correspondence and all actions issued by patent authorities and shall consider, but is not obligated to incorporate, any comments, remarks or suggestions Licensor may promptly provide to Licensee in writing at least (30) days prior to any patent office due dates of which it becomes aware.

(c)	Unless otherwise agreed, for all Technology and any Licensor Updates thereof, the Parties agree that, if necessary, inventorship shall be defined according to Title 35 of the United States Code.

8.3	Assignment of Rights.

(a)	Licensor hereby grants to Licensee an option (the “Buy Out”) to acquire ownership of the Technology, including, without limitation, the Patents (the “Buy Out IP”) upon Licensee having satisfied or otherwise achieved the Buy Out Milestones and paying to Licensor the amount of Cdn $200,000, which amount shall be in addition to any Fees owing or already paid.

(b)	Licensor shall assign to Licensee all of its (and of the Inventors’) right, title and interest in and to the Buy Out IP, all pursuant to a written agreement prepared by Licensee and to be entered into by the Parties, which agreement shall contain terms reasonable and customary in similar transactions (it being understood and agreed that no consideration or amount other than the Cdn $200,000 amount noted in Section 8.3(a) plus reimbursement by Licensee for all reasonable costs incurred by Licensor in connection with necessary third party consents or assistance (as notified to Licensee in advance of the Buy Out becoming final) incurred in connection with meeting the Licensor’s obligations under this Section 8.3(a) shall be payable in connection with such assignment). To the extent any rights to the Buy Out IP, including any moral rights, are not capable of assignment under applicable law, Licensor hereby irrevocably and unconditionally waives all enforcement of those rights to the maximum extent permitted under applicable law and agrees to obtain such a waiver in writing from each Licensor personnel, each Inventor and any other personnel involved in the development or creation of any part of the Buy Out IP. Upon Licensee’s request and at Licensee’s expense, Licensor shall execute and deliver to Licensee all instruments and other documents, and shall take such other actions as may be necessary or reasonably requested by Licensee, so that Licensee may protect and defend its rights in and to such Buy Out IP.

(c)	Licensee shall, in connection with any Buy Out, provide to Licensor, upon completion of such Buy Out transaction, a license to use the Buy Out IP, without cost, for the purposes set out in Section 2.4(b), on the same terms and conditions as set out therein.

8.4	Infringement.

(a)	Each Party will notify the other Party promptly upon becoming aware of any claim or assertion by a Third Party that the Intellectual Property Rights infringe or otherwise are in violation of a Third Party’s patents or intellectual property. The Parties shall promptly enter into discussions with the Third Party to determine the existence and extent of the infringement and the Parties’ mutually agreed course of action. Each Party will absorb its own costs of the discussions.

(b)	Licensee and Licensor may agree to jointly defend or pursue litigation, but neither of them shall bind or commit the other to any course of action which involves liability for legal costs, expenses or damages. If Licensee and Licensor fail to agree, within a reasonable time, having regard to the normal progress of litigation, as to any course of action which might be jointly taken, then either of them may take or defend proceedings alone, if legally entitled to act alone, and shall be entitled to retain anything awarded to it by a court or paid to it as a settlement by the Third Party. Where either Licensee or Licensor wishes to act alone or is unable to agree on a joint defence, but formalities require participation of the other, then the other shall join in the proceeding to the extent necessary for formalities. Each will cooperate with the other in making available all necessary documents and witnesses for any legal proceedings. The Party acting alone will reimburse the other for its time and all costs associated with participation in the proceedings, and making available of documents. If either Licensee or Licensor proceeds alone (or with the other as a formality), it shall indemnify the other for reasonable legal costs for representation that is reasonably necessary and for any court-ordered payments. Neither Licensee nor Licensor shall settle any such claim without the consent of the other, such consent not to be unreasonably withheld.

(c)	The Parties may negotiate with a Third Party to obtain any additional rights required such as may arise if a Third Party’s patent emerges. Each Party shall absorb its own costs of negotiation.

ARTICLE 9

PATENT MARKING

9.1	Technology Patent. Licensor covenants to provide issued patent numbers pertaining to the Technology to Licensee and such information will be set forth on Schedule B, as may be amended from time to time.

9.2	Patent Marking. Licensee shall mark all Products made, used or sold pursuant to the terms of this Agreement, in accordance with all applicable patent marking laws and, prior to marketing the Product, will obtain written confirmation from Licensor that all applicable patent numbers are set forth on Schedule B. Thereafter, Licensor shall keep Licensee apprised of further Patents it wishes to have marked on Products.

ARTICLE 10

INDEMNIFICATION AND INSURANCE

10.1	Disclaimer. Except as otherwise set forth in this Agreement, all Technology, Licensor Updates and Intellectual Property Rights arc provided on an “as is” basis.

10.2	Indemnification by Licensee. Licensee shall save, defend and hold Licensor and its officers, directors, employees, consultants and agents harmless from and against any and all suits, claims, actions, demands, liabilities, expenses and losses, including reasonable legal expenses and attorneys’ fees, resulting directly or indirectly from this Agreement or the development or sale of Products (save and except for any and all suits, claims, actions, demands, liabilities, expenses and losses to the extent caused by the gross negligence or wilful misconduct of Licensor or arising directly or indirectly out of or in connection with the breach of this Agreement by Licensor). This provision shall survive expiration or other termination of the Agreement.

10.3	Insurance.

(a)	Licensee, at its own expense, shall maintain in full force and effect throughout the term of this Agreement (and following termination thereof to cover any claims arising from the performance of this Agreement), a policy of insurance at levels sufficient for the conduct of Licensee’s business and the services contemplated by this Agreement, including the indemnification obligations hereunder, in such amounts and on terms as are customary in the industry for the activities to be conducted by the License under this Agreement.

(b)	Upon Licensor’s reasonable request, the amount of insurance coverage shall be increased as may be reasonably necessary.

(c)	The coming into force of this Agreement is conditional upon Licensor having reviewed a certificate of insurance from the relevant insurance company, in a form acceptable to Licensor, acting reasonably, evidencing Licensee’s compliance with the provisions of this Section 10.3. Such policy shall contain an endorsement by the insurer providing that it shall not be cancelled or amended without thirty (30) days’ prior notice to Licensor. Licensee shall provide any further certificates of such insurance to Licensor upon Licensor’s written request.

10.4	No Consequential Damages. Except with respect to each Party’s obligations under Article 11, Licensor’s representations under Section 6.2 and Licensee’s obligations under Sections 10.2, neither Party shall be liable for consequential damages or indirect loss of whatever nature hereunder including, but not limited to, lost profits, unless such damage was caused by the gross negligence or wilful misconduct of the breaching party or others for whom such Party is responsible.

ARTICLE 11

CONFIDENTIALITY

11.1	Confidential Information. Any Confidential Information received by one Party (the “Recipient”) from the other Party (the “Disclosing Party”) pursuant to this Agreement shall be used, disclosed or copied only for the purposes of, and only in accordance with, this Agreement. The Recipient shall use, at a minimum, the same degree of care as it uses to protect its own Confidential Information of a similar nature, but no less than reasonable care, to prevent the unauthorized use, disclosure or publication of the Disclosing Party’s Confidential Information. Without limiting the generality of the foregoing:

(a)	Recipient shall only disclose the Disclosing Party’s Confidential Information to Recipient’s employees or any individual or entity which (i) has entered into a written agreement with Recipient containing obligations of confidence substantially similar to (but no less protective of the Confidential Information than) those contained in this Agreement and (b) needs access to the Disclosing Party’s Confidential Information consistent with the Recipient’s rights under this Agreement;

(c)	Recipient shall not make or have made any copies of the Disclosing Party’s Confidential Information, except those copies which are reasonable for the purposes of this Agreement; and

(d)	Recipient shall affix to any copies it makes of the Disclosing Party’s Confidential Information, to the extent reasonably practicable, all proprietary notices or legends affixed to the Confidential Information as they appear on the copies of the Confidential Information originally received from the Disclosing Party.

11.2	Exclusions. Recipient shall not be bound by obligations restricting disclosure set forth in this Agreement with respect to any Confidential Information which:

(a)	was known by the Recipient prior to disclosure, as evidenced by its written records;

(b)	was lawfully in the public domain prior to its disclosure, or lawfully becomes publicly available other than through a breach of this Agreement or any other confidentiality obligation on behalf of any Third Party;

(c)	was disclosed to the Recipient by a Third Party provided such Third Party, or any other party from whom such Third Party receives such information, is not in breach of any confidentiality obligation in respect of such information;

(d)	is independently developed by the Recipient, as evidenced by its written records; or

(e)	is required to be disclosed for patient safety reason.

In addition, Disclosing Party’s Confidential Information may be disclosed by a Recipient when such disclosure is compelled pursuant to legal, judicial or administrative proceedings, or otherwise required by law, provided that Recipient advises the Disclosing Party of any such compelled disclosure in a timely manner prior to making any such disclosure (so that Disclosing Party can apply for such legal protection as may be available with respect to the confidentiality of the information which is to be disclosed), and provided that Recipient shall apply for such legal protection as may be available with respect to the confidentiality of the Disclosing Party’s Confidential Information which is required to be disclosed.

11.3	Notice of Disclosures. Except for disclosures authorized under the terms of this Agreement, each Party shall notify the other immediately upon learning of any unauthorized disclosure of the other Party’s Confidential Information.

ARTICLE 12

ASSIGNMENT

12.1	Assignment. This Agreement may not be assigned by a Party except that a Party may assign this Agreement in connection with the sale of all or substantially all of the assets of such Party provided that such Party provides at least sixty (60) days’ prior written notice to the other Party of the intent to assign this Agreement and executes an instrument agreeing to remain bound by the terms of this Agreement and further provided that, where such sale is by Licensee, such sale is a bona fide transaction entered into with a third party that deals at arm’s length with Licensee and also with each of the holders of preferred shares in the capital of Licensee.

ARTICLE 13

TERM AND TERMINATION

13.1	Term. Subject to Sections 13.2, 13.3 and 13.6, the term of this Agreement (the “Term”) shall commence on the Effective Date and will continue until the earlier of: (i) expiration of the last of the Patents to expire and (ii) the effective date of the Buy Out.

13.2	Breach. Subject to Section 13.4, if a Party is in breach of, or fails to perform, a material obligation under this Agreement, and fails to cure such breach or perform such obligation to the non-breaching Party’s satisfaction, acting reasonably, within thirty (30) days after the date of written notice thereof, the non-breaching Party may, upon thirty (30) days’ additional written notice, terminate this Agreement. For the purposes of this Agreement, breach of a “material obligation” shall include, but not be limited to; (a) use of the Technology and/or Intellectual Property Rights outside of, or otherwise committing or causing to be committed a material act that is outside of the scope of, the licences set forth in Article 2 of this Agreement, (b) authorizing or knowingly acquiescing in an End User’s use of the Product for a purpose other than specified in Section 2.1 of this Agreement, or (c) committing or causing to be committed an act that is a material breach of Article 11 (Confidentiality).

13.3	Termination on Bankruptcy, Insolvency. In the event that (a) a Party ceases to operate as a going concern, or (b) a decree or order of a competent court is entered finally (i) winding up all the affairs of such Party and its Affiliates under the Companies Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada) or the Winding-Up and Restructuring Act (Canada), United States Bankruptcy Code, or any other bankruptcy, insolvency or analogous law, or (ii) ordering the winding-up or liquidation of such Party, and any such decree or order continues and is in effect for a period of thirty (30) days from its issuance and is not withdrawn or discharged within such thirty (30) days of issuance, the other Party shall have the right to terminate this Agreement after the relevant cure period, if any.

13.4	Non-Performance Termination. Licensor may terminate this Agreement, effective immediately, if Licensee is determined to be in non-performance (as set out in Schedule D) of any of the Milestones or if it defaults in any of its payment obligations hereunder and does not: (i) in the case of achievement of Milestones, cure such non-performance within thirty (30) days of receipt of written notice from Licensor as to such non-performance, all as stipulated and in accordance with the description of the Milestones in Schedule D; and (ii) in the case of a payment obligation, cure such default within thirty (30) days of receipt of written notice from Licensor as to such default.

13.5	Conduct on Termination of this Agreement. On termination of this Agreement other than in connection with the Buy Out or expiry of the Term:

(a)	Licensee shall cease to initiate any new sale of Products. Licensee may complete the sale of all Products with respect to (i) written purchase orders that require delivery within ninety (90) days of such termination, or (ii) outstanding quotations to actual and prospective customers, provided these quotations expire within thirty (30) days of such termination;

(b)	Licensee shall, within thirty (30) days of such termination, return to Licensor or, if so requested by Licensor, certify in writing to Licensor that all copies of the Technology, Licensor Updates and Confidential Information in the possession or under the legal control of Licensee have been destroyed; and

(c)	all existing obligations that have accrued to the date of such termination shall be honoured.

13.6	Survival. The following provisions shall survive termination or expiry of this Agreement: Article 1 (Definitions), Article 3 (Ownership) (except in the case of termination in connection with the Buy Out, in which case Article 3 shall not survive), Article 10 (Indemnification), Article 11 (Confidentiality), Section 13.5 (Conduct on Termination of this Agreement), Section 13.6 (Survival), Article 14 (Arbitration) and Article 15 (General).

ARTICLE 14

ARBITRATION

14.1	Arbitration. Subject to either Party’s right to seek injunctive or other temporary relief in any court or other tribunal of competent jurisdiction, any controversy, dispute, difference of opinion or failure to agree which shall arise between the Parties concerning this Agreement or its construction or application, or the rights, duties and obligations of any Party to this Agreement, shall be resolved in the following listed order as needed:

(a)	Direct negotiation between Licensee and Licensor with specific regard to the disputed item and reconciliation thereof in good faith, to continue for a maximum period of fifteen (15) days from the “date of initial dispute”, which shall mean the date of notice under Section 14.1 of a dispute initialed by a Party;

(b)	Mediation between Licensee and Licensor through an independent individual (“Mediator”), selected upon mutual agreement by the Parties, who has at least ten (10) years experience in the practice of law relating to the subject matter of the dispute, is familiar with details of the disputed item and can assist in reconciliation thereof in good faith, to continue for a maximum period of thirty (30) days from the date of initial dispute; and

(c)	Arbitration before a sole arbitrator (“Arbitrator”), selected upon mutual agreement by the Parties, the award and determination for which shall be final and binding upon the Parties. If the Parties do not agree upon the Arbitrator, each Party may apply to a judge of the Ontario Court, General Division under the Arbitration Act. 1991 (Ontario) (the “Arbitration Act”) for the appointment of the Arbitrator. The rules and procedures of the Arbitration Act shall apply to any arbitration conducted hereunder. Unless otherwise agreed to by the Parties in writing, the arbitration shall take place in Toronto in the English language. The Parties shall jointly pay and be responsible for the costs of the arbitration, provided that the Arbitrator may make an award of costs upon the conclusion of the arbitration making one of the Parties liable to pay the costs of the other Party.

14.2	Notwithstanding Section 14.1, the individual selected as Mediator or Arbitrator shall be (a) qualified by education and experience to decide the matter in dispute and, in the case of any dispute regarding the performance of the Milestones, an expert in the Field of Use; and (b) at arm’s length from the Parties and shall not be a member of the audit or legal firm or firms who advise the Parties, nor shall the Mediator or Arbitrator be an individual who is, or is a member of a firm, otherwise regularly retained by each of the Parties.

ARTICLE 15

GENERAL

15.1	Notices. All notices shall be in writing and sent by certified or registered mail, return receipt requested, or by hand delivery to the other Party at the following address or fax number:

(a)	If to Licensor:

Sunnybrook Health Sciences Centre

2075 Bayview Avenue

Toronto, Ontario M4N 3M5

Attention:	Leslie Boehm, Director of Operations and Business Development
Fax:	(416) 480-5814

(b)	If to Licensee:

Profound Medical Inc.

c/o Genesys Ventures II

200 Front Street West, Ste 3004

Toronto, Ontario M5V 3K2

Attention:	Paul Chipperton, Chief Operating Officer
Fax:	(416) 598-3328

Such notices shall be deemed to have been received five (5) Business Days after mailing if forwarded by mail or on the day of receipt if delivered by hand or fax. The address of either Party may be changed by giving notice to the other Party in accordance with the foregoing.

15.2	Independent Contractors. No agency, partnership, joint venture or employment relationship is or shall be created by virtue of this Agreement.

15.3	Publicity. Neither Party shall use the name of the other Party or make any reference to the terms of this Agreement in any advertising, public relations, promotional materials or media releases without the prior written consent of such other Party, except that Licensee may state that it has licensed Technology from Licensor.

15.4	Entire Agreement. The attached Schedules form part of this Agreement and are incorporated by reference herein. This Agreement and the Sponsored Research Agreement, entered into between the Parties as of the same effective date constitute the entire agreement between the Parties as to the subject matter contained herein and supersedes all other agreements between the Parties concerning such subject matter. This Agreement may only be modified by an instrument in writing executed by each Party’s duty authorized representative.

15.5	Headings. The headings, sections and articles are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

15.6	Waiver. Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

15.7	Governing Law. This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (excluding any conflict of laws rule or principle which might refer such questions to the laws of another jurisdiction). Each Party irrevocably attorns to and submits to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto.

15.8	Severability. If any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement. All other provisions shall remain in full force and effect.

15.9	Due Authority. The persons executing this Agreement on behalf of Licensor and Licensee represent and warrant that they are duly authorized to legally bind Licensor and Licensee, respectively, to the terms and conditions of this Agreement.

15.10	Gender and Number. Any reference in this Agreement to gender includes all genders and words importing the singular number only shall include the plural and vice versa.

15.11	Currency. All dollar amounts referred to herein are in Canadian currency, unless otherwise indicated.

15.12	Further Assurances. Each Party shall from time to time promptly execute and deliver and take all further action as may be reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement and to complete the transactions contemplated by this Agreement.

15.13	Counterparts; Facsimile. This Agreement may be executed in counterparts and transmitted by facsimile, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

SUNNYBROOK HEALTH SCIENCES CENTRE

By:	/s/ Michael Julius
Authorized Signature

Date:	May 18, 2011

By:	/s/ Ahsan Welch
Authorized Signature

Date:	May 18, 2011

PROFOUND MEDICAL INC.

By:	/s/ Paul Chipperton
Authorized Signature

Date:	May 25, 2011

SCHEDULE A

TECHNOLOGY DESCRIPTION

MRI-guided transurethral ultrasound therapy is an image-guided, minimally-invasive treatment for localized prostate cancer performed within a standard clinical MR imager. High-intensity ultrasound energy is delivered from a device in the urethra using rotational control to generate a precise region of thermal coagulation in the prostate gland. Real-time temperature maps acquired with MRI during heating are used as active feedback to ensure a precise region of thermal damage is generated within the prostate gland. The nature of the heating applicator enables a high degree of spatial control over tissue heating which improves targeting within the prostate gland while reducing damage to surrounding tissues, the main limitation of existing treatments for prostate cancer. The hardware, software and medical devices that make up this technology have been developed within the Imaging Research group at Sunnybrook Health Sciences Centre over the past eight years through peer-reviewed grant support.

The technology is designed to treat low- to moderate-risk localized prostate cancer which is the most rapidly growing segment in this patient population due to widespread use of PSA testing and ultrasound-guided transrectal biopsy. In this population, a minimally invasive treatment that can be delivered efficiently with high precision and minimal recovery time would be highly desirable from the perspective of patients, clinicians and healthcare providers due to the significant complications and lengthy recovery times that accompany conventional radical treatments.

The potential features of this technology are:

1.	the minimally-invasive transurethral approach;

2.	the incorporation of real-time quantitative MR temperature imaging for precise control of treatment

3.	short treatment time (~30 minutes);

4.	rapid recovery; and

5.	the capability to perform multiple treatments in the case of recurrent disease or deliberate focal therapy.

SCHEDULE B

PATENT APPLICATIONS; PATENTS; AND COPYRIGHTS

Chopra and Bronskill: US 6589174 Technique and apparatus for ultrasound therapy.

Chopra, Bronskill & Burtnyk: US20060206105 Treatment of diseased tissue using controlled ultrasonic heating.

Chopra, Bronskill & Tang: US20070239062 Method and apparatus for obtaining quantitative temperature measurements in prostate and other tissue undergoing thermal therapy treatment.

SCHEDULE C

CONFIDENTIAL INVENTION FORMS

Sunnybrook Research Institute Confidential Invention Disclosures:

Chopra, Bronskill & Burtnyk: 3D algorithm to control transurethral ultrasound heating including temperature noise reduction and extrapolation techniques.

Chopra & Bronskill: Rectal cooling device for use with transurethral thermal therapy.

SCHEDULE D

Part 1.	BUY OUT MILESTONES

Event	Sunset Dale

Treatment of first human patient using the Technology	December 31, 2010

Total direct Third Party investment in Licensee (whether through equity or debt financing, government grants, refundable tax credits or other sources of non-dilutive financing) of at least Cdn $7.5 million or such lesser amount as the Board of Directors of Licensee determines (acting in good faith) is sufficient to fund Licensee’s business plan and to enable Licensee to develop a Product.	December 31, 2012

PMA or 510k regulatory approval	December 31, 2018

Part 2.	MILESTONES

Licensee will use its commercially reasonable efforts to develop and commercialize the Technology as it extends to all other intellectual property and technology under its control. Formal performance reviews may be performed by Licensor every six (6) months from the Effective Date to the termination or expiry of this Agreement. At each review, Licensee will provide a full description of the research and development being performed and to be performed with the Technology by the Licensee, including copies of relevant internal disclosures, reports and memos.

Non-performance will be regarded as two (2) consecutive reviews in which Licensor, acting reasonably, determines that the progress of the research and development that the Licensee has performed up to the relevant date, in the context of Licensee’s goal to achieve 510k regulatory approval from the U.S. Food and Drug Administration or a PMA from it or any similar regulatory authority by the Sunset Date noted above, is not satisfactory, provided that Licensor shall provide written notice to Licensee of the results of each such investigation. Any conclusion as to non-performance shall be conclusive, subject only to the dispute resolution provisions of this Agreement.

SCHEDULE E

LEASED PREMISES

Up to 1000 square feet at 3080 Yonge St. Toronto, Ontario.

Space can be increased by mutual consent, such consent not to be unreasonably withheld.